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HEMINGER, PEGGY C.
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FROM:     Heminger, Peggy C.
SENT:     Wednesday, November 05, 2014 7:13 PM
TO:       'Oh, Min S.' (OHM@SEC.GOV)
CC:       Conner, W. Thomas
SUBJECT:  MetLife Accumulation Annuity

Dear Mr. Oh:

Pursuant to your request, please find below a list of the Staff comments from the October 7, 2014 letter by Keith Gregory relating to the initial registration statements on Form N-4 for the MetLife Investment Portfolio Architect contracts, which we believe are also applicable to the registration statements for the MetLife Accumulation Annuity contracts. Please note the below list includes all applicable comments, including comments as to which we have declined to make the requested change in our earlier correspondence to Mr. Gregory dated October 29, 2014 and November 5, 2014.

3. Index of Special Terms:

   a. Index of Special Terms: Please consider including the following Special Terms in the Index: Annuity Service Center, "[DELETED ASSET ALLOCATION PROGRAM]" Commutation, Contract, Free Look, Required Minimum Distribution, and Return of Premium Death Benefit.

   b. Good Order (p. 52): Please provide a more specific definition of "Good Order" as well as the method by which you expect to receive communications from Owners under the various circumstances discussed in the Prospectus (e.g., "Allocation of Purchase Payments" on page 17 and "Changes to Beneficiaries" on page 53). In addition, please consider replacing generic disclosure such as "in a form acceptable to us" with "Good Order," as appropriate.

4. Reservations of Rights: Please review the Prospectus and in each case where the Registrant reserves the right to change, cancel or modify a benefit or contract term, please ensure that information concerning the circumstances under which the change would be made, who may approve it and the time period and form of notice to Owners is disclosed. For example, (i) on page 16, please include appropriate information with respect to rejecting an application; "[DELETED (II) ON PAGE 23, PLEASE CONSIDER INCLUDING A REFERENCE TO PAGE 36 WITH RESPECT TO SUSPENSIONS OR RESTRICTIONS ON TRANSFER PRIVILEGES]" and (iii) on page 49, with respect to the registrant's ability to make certain changes to the Separate Account, please provide information regarding notice that will be provided to contract Owners. See Item 7(c) of Form N-4.

7. Investment Portfolio Expenses (pp. 10-12): The Prospectus includes additional tables showing annual operating expenses separately for each Investment Portfolio. Instruction 20 to Item 3 of Form N-4 requires that such additional tables should be prepared in the format and in accordance with the instructions prescribed by Item 3 of Form N-1A. Please revise the table accordingly. For example:

   a. Table Heading: Please replace the table heading "Contractual Expense Subsidy or Deferral" with "Fee Waiver [and/or Expense Reimbursement]". Please also make a corresponding change to the narrative preceding the Expense Example. See Instruction 3(e) to Item 3 of Form N-1A.

   c. Fee Waivers: For funds that have contractual fee waivers, please confirm that such fee waivers extend for more than one year from the effective date of this registration statement. Please include disclosure stating waiver's expected termination date and briefly describe who can terminate the arrangement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A.

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11. Account Value (p. 18): On page 18, please explain that contract charges, in addition to the investment performance of the Investment Portfolios, affect Accumulation Unit value. See Item 10(b) of Form N-4.

16. Death Benefit (pp. 37-39):

   a. Duplicate Disclosure: Please consider revising the Death Benefit disclosure by combining the general death benefits disclosure on pages 38-39 with the specific disclosure on pages 37-38. We note that such combined disclosure would eliminate duplicate text and assist investor understanding.

   c. Death Benefit Payment Options (p. 38): For clarity, please disclose the death benefit payment options in one place with the attendant effect of the payment method on the calculation of the death benefit. For example, reference to the lump sum and annuity payment methods are made on page 38 but the effect each method on death benefit calculation appears elsewhere.

   d. Risk of Loss/Remaining Beneficiaries (p. 37): On page 37, the disclosure indicates that the death benefit will be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. Further disclosure indicates that any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. Please clarify whether the first Beneficiary's interest is also subject to investment risk until the death benefit is paid. In addition, please clarify the meaning of "There is no additional death benefit guarantee."

   f. Spousal Continuation (pp. 38-39): Under the caption "General Death Benefit Provisions," the prospectus discusses additional purchase payments (i.e., direct transfers from other Qualified or Non-Qualified Contracts held in the name of the decedent) that a Beneficiary can make under a new contract issued to a Beneficiary to facilitate the payment of a death benefit over time. Please disclose under the caption "Spousal Continuation" whether such additional purchase payments may be made in the context of a spouse electing to continue the contract.

Please feel free to contact Tom Conner (202 414 9208 / tconner@reedsmith.com) or me if you should have any questions.

Best regards,
Peggy

PEGGY C. HEMINGER
412.288.7204
pheminger@reedsmith.com

Reed Smith LLP
Reed Smith Centre
225 Fifth Avenue
Pittsburgh, PA 15222
412.288.3131
Fax 412.288.3063

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